MOBILEYE GLOBAL INC.

c/o Mobileye B.V.

Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513, Israel

June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mobileye Global Inc. Registration Statement on Form S-1 CIK No. 0001910139

Dear Ms. Ishmukhamedova and Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Standard Time on June 7, 2023 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing.

[Signature page follows]

Sincerely,

Mobileye Global Inc.

By:	/s/ Professor Amnon Shashua
	Name:	Professor Amnon Shashua
	Title:	Chief Executive Officer, President and Director

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel and P. Michelle Gasaway

cc:	Sullivan & Cromwell LLP
John L. Savva

[Signature Page to the Acceleration Request]